Vail Banks, Inc.
P. O. Box 6580
0015 Benchmark Road, Suite 300
Avon, CO 81620
970-476-2002
970-476-0200/Facsimile

Gary S. Judd
President and Chief Executive Officer

March 4, 2005

Ms. Angela Jackson
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Dear Ms. Jackson:

We are in receipt of your letter dated March 1, 2005, with reference to File No. 0-25081 regarding the 8-K filed February 23, 2005 by Vail Banks, Inc.

The company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Included with this letter is a courtesy copy of the Form 8-K/A filed on March 4, 2005.

Sincerely,

Gary S. Judd
President and Chief Executive Offic